FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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(1)	Press Release, “Dr. Reddy’s appoints Alan Sheppard as Head of Generics Business in Europe,” November 8, 2004.

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Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s appoints Alan Sheppard as Head of Generics Business in Europe

Hyderabad, India, November 8, 2004:

Alan Sheppard has joined Dr. Reddy’s Laboratories Ltd. (NYSE:RDY) as Executive Vice President and Head of Europe Generics and as Managing Director and Head of Dr. Reddy’s UK Ltd. He will be responsible for the management of the company’s generics business in Europe and will be based at the company’s offices in UK.

Commenting on today’s announcement, GV Prasad, Chief Executive Officer, Dr. Reddy’s Laboratories, said, “Having been in the pharmaceutical industry since 1971, Alan Sheppard brings with him a wealth of experience, which includes commercial, general management, R&D, manufacturing and strategic planning across generics, ethical branded, OTC and vaccines. Dr. Reddy’s will leverage this experience in taking our business forward in Europe.”

Alan Sheppard joins Dr. Reddy’s from Pliva, a leading European pharmaceutical company, where he was Vice President for Global Corporate Strategy. He had previously been Vice President, Western Europe, where he was responsible for establishing Pliva’s business in the European Union. He has also served as General Manager of Rhone-Poulenc Rorer (now Aventis); European marketing director for Medeva and held various positions with Institute Merieux, Smith Kline and Upjohn.

Alan Sheppard has served on several UK Government Committees and has been a long standing member of the Association of British Pharmaceutical Industry’s Code of Practice Committee, which regulates the promotion of medicines. He is also an honorary lecturer at the University of Wales.

About Dr. Reddy’s

Dr. Reddy’s Laboratories is a global, vertically integrated company with a presence across the pharmaceutical value chain, producing and delivering safe, innovative, and high quality finished

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dosage forms, active pharmaceutical ingredients and biotechnology products, branded formulations, and generic formulations which are marketed to over 100 countries including US, Europe, Russia, Asia Pacific, China etc. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Media: Pratap Antony at pratapa@drreddys.com or on +91-40-55511634 or R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited (Registrant)
Date: December 7, 2004	By:	/s/ V. Viswanath
(Signature)*
V. Viswanath Company Secretary

*Print the name and title of the signing officer under his signature.

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